                                                Filed Pursuant to Rule 424(b)(3)

                                            Registration Statement No. 333-75321

       Prospectus Supplement No. 53 to the Prospectus dated May 18, 1999.

                                   $5,000,000
                         THE GOLDMAN SACHS GROUP, INC.
                          Medium-Term Notes, Series B
[GOLDMAN SACHS LOGO]       -------------------------

                      Callable Index-Linked Notes due 2005
 (Linked to the GSTI(TM) Internet Index and the GSTI(TM) Multimedia Networking
                                     Index)
                           -------------------------

Each note being offered has the terms described beginning on page S-12, including the following:

                                SUMMARY OF TERMS

ISSUER: The Goldman Sachs Group, Inc.

UNDERLYING INDEX: the GSTI(TM) Internet Index, also referred to as the "GIN Index", and the GSTI(TM) Multimedia Networking Index, also referred to as the "GIP Index", each as published and calculated by the Chicago Board Options Exchange; the two indexes were combined based on an equal weighting between them on the trade date, as set forth on page S-12

FACE AMOUNT: as specified in the note; $5,000,000 in the aggregate for all the offered notes

ORIGINAL ISSUE PRICE: 99.50% of the face amount
TRADE DATE: December 10, 1999

ORIGINAL ISSUE DATE (SETTLEMENT DATE): December 17, 1999

STATED MATURITY DATE: June 17, 2005 unless extended for up to six business days

INTEREST RATE (COUPON): 0%; the note will not bear interest prior to maturity

PRINCIPAL AMOUNT: unless Goldman Sachs exercises the call right, on the stated maturity date Goldman Sachs will pay the Holder of the note cash equal to 100% of the outstanding face amount of the note plus the additional amount, if any. The additional amount will be payable only if the final Underlying Index level exceeds the reference Underlying Index level and will be calculated as follows:

                            outstanding face amount
                                       x
       (final Underlying Index level - reference Underlying Index level)
             ------------------------------------------------------
                        reference Underlying Index level

ISSUER CALL: Goldman Sachs may redeem the offered notes in whole, but not in part, at the times and prices, expressed as a percentage of the face amount, set forth below:

    - on the first business day following December 17 in each of the following years:

YEAR                     REDEMPTION PRICE
----                     ----------------
2002                           175%
2003                           200%
2004                           225%

REFERENCE UNDERLYING INDEX LEVEL: 100

FINAL UNDERLYING INDEX LEVEL: the level of the Underlying Index on the determination date, calculated as described on page S-13 and subject to adjustment

LISTING: the offered notes will not be listed on any securities exchange or quotation system

NET PROCEEDS TO THE GOLDMAN SACHS GROUP, INC.: 99.15% of the face amount

CALCULATION AGENT: Goldman, Sachs & Co.

    See "Additional Risk Factors Specific to Your Note" beginning on page S-2 to read about investment risks relating to the note being purchased.
                           -------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                           -------------------------

    Goldman Sachs may use this prospectus supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in an offered note after its initial sale. UNLESS GOLDMAN SACHS OR ITS AGENT INFORMS THE PURCHASER OTHERWISE IN THE CONFIRMATION OF SALE, THIS PROSPECTUS SUPPLEMENT IS BEING USED IN A MARKET-MAKING TRANSACTION.

                              GOLDMAN, SACHS & CO.
                           -------------------------

                 Prospectus Supplement dated December 10, 1999.

                 ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTE

An investment in your note is subject to risks described in the attached prospectus under "Risk Factors", including those relating to indexed notes, and to the risks described below. Your note is a riskier investment than ordinary debt securities. Also, your note is not equivalent to investing directly in the Underlying Index stocks -- i.e., the stocks comprising the GIN Index and GIP Index to which your note is linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

                            YOUR NOTE DOES NOT BEAR
                               PERIODIC INTEREST

      You will not receive any periodic interest payments on your note. Even if the final Underlying Index level exceeds the reference Underlying Index level, the over-all return you earn on your note may be less than you would have earned by investing in a debt security that bears interest at a prevailing market rate. Moreover, under applicable United States tax law as described further below, you will have to pay tax on deemed interest amounts even though your note does not bear periodic interest.

                      THE MARKET VALUE OF YOUR NOTE MAY BE
                      INFLUENCED BY MANY FACTORS THAT ARE
                       UNPREDICTABLE AND INTERRELATED IN
                                  COMPLEX WAYS

      When we refer to the market value of your note, we mean the value that you could receive for your note if you chose to sell it in the open market before the stated maturity date. The market value of your note will be affected by many factors that are beyond our control and are unpredictable. Moreover, these factors interrelate in complex ways, and the effect of one factor on the market value of your note may offset or enhance the effect of another factor. For example, an increase in U.S. interest rates, which could have a negative effect on the market value of your note, may offset any positive effect that an increase in the level of the Underlying Index attributable to favorable economic developments could have. The following paragraphs describe the expected impact on the market value of your note given a change in a specific factor, assuming all other conditions remain constant. In addition, see "-- The Market Value of Your Note May Be Influenced By Factors Specifically Related to Internet Stocks" and "-- The Market Value of Your Note May Be Influenced By Factors Specifically Related to Non-Internet Technology Stocks" below.

The Underlying Index Level Will Affect the Market Value of Your Note

      As further described under "the Underlying Index" below, the Underlying Index is the GIN Index and the GIP Index, combined based on an equal weighting between them on the trade date of your note. Thus, the level of the Underlying Index at any time will reflect the levels of both the GIN Index and the GIP Index at that time. Changes in the level of the GIN Index may not be matched or may be offset by changes in the GIP Index and vice versa. Consequently, changes in either the GIN Index or the GIP Index, taken alone, may not result in an identical change in the Underlying Index.

      We expect that the market value of your note at any particular time will depend substantially on the amount, if any, by which the level of the Underlying Index at that time has risen above or has fallen below the reference Underlying Index level. Even if you sell your note at a time when the Underlying Index level exceeds the reference Underlying Index level, you may receive substantially less than the amount that would be payable on the stated maturity date based on a final Underlying Index level equal to that current level. If you sell your note at a time when the level of the Underlying Index is below, or not sufficiently above, the reference Underlying

Index level, you may receive less than the face amount of your note. Fluctuating U.S. dividend rates may affect the market value of your note because they may affect the market value of the stocks underlying the GIN Index and the GIP Index and, thus, the level of the Underlying Index. Political, economic and other developments that affect the stocks underlying the GIN Index and the GIP Index may also affect the level of the Underlying Index and, indirectly, the market value of your note.

      As indicated under "The Underlying Index -- Historical Closing Levels of the GIN Index and the GIP Index", the levels of the GIN Index and the GIP Index have been highly volatile at times in the past. It is impossible to predict whether the GIN Index or the GIP Index and, hence, the Underlying Index will rise or fall.

Changes in Interest Rates are Likely to Affect the Market Value of Your Note

      Because we will pay, at a minimum, 100% of the outstanding face amount of your note on the stated maturity date, we expect that the market value of your note, like that of a traditional debt security, will be affected by changes in interest rates, although these changes may affect your note and a traditional debt security in different degrees. In general, if U.S. interest rates increase, we expect that the market value of your note will decrease and, conversely, if U.S. interest rates decrease, we expect that the market value of your note will increase.

Changes in the Volatility of the GIN Index and the GIP Index and Changes in the Correlation Between the GIN Index and the GIP Index are Likely to Affect the Market Value of Your Note

      The volatility of the Underlying Index refers to the size and frequency of the changes in the level of Underlying Index. Thus, the volatility of the Underlying Index reflects the volatility in the GIN Index and the GIP Index, taken together, and the correlation between the GIN Index and the GIP Index. In general, if the volatility of the Underlying Index increases, we expect that the market value of your note will decrease and, conversely, if the volatility of the Underlying Index decreases, we expect that the market value of your note will increase. A change in the volatility of the GIP Index may not be matched or may be offset by a change in the volatility of the GIN Index and vice versa and, therefore, may not result in an identical change in the volatility of the Underlying Index.

The Time Remaining to Maturity Is Likely to Affect the Market Value of Your Note

      Prior to the stated maturity date, the market value of your note may be higher than one would expect if that value were based solely on the level of the Underlying Index and the level of interest rates. This difference would reflect a "time premium" due to expectations concerning the levels of the GIN Index and the GIP Index and interest rates during the time remaining to the stated maturity date. However, as the time remaining to the stated maturity date decreases, we expect that this time premium will decrease, lowering the market value of your note.

Changes in Our Credit Ratings May Affect the Market Value of Your Note

      Our credit ratings are an assessment of our ability to pay our obligations, including those on the offered notes. Consequently, actual or anticipated changes in our credit ratings may affect the market value of your note. However, because your return on your note is dependent upon factors, such as the levels of the GIN Index and the GIP Index and interest rates, in addition to our ability to pay our obligation on your note, an improvement in our credit ratings will not reduce the other investment risks related to your note.

IF THE LEVEL OF THE UNDERLYING INDEX CHANGES, THE MARKET VALUE OF YOUR NOTE MAY
                         NOT CHANGE IN THE SAME MANNER

      The market value of your note may not have a one-to-one relationship with the level of the Underlying Index. Changes in the level of the Underlying Index may not result in a comparable change in the market value of your note. We discuss some of the reasons for this disparity under "-- The Market Value of Your Note May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways" above.

                             YOUR NOTE MAY NOT HAVE
                            AN ACTIVE TRADING MARKET

      Your note will not be listed on any securities exchange or quotation system. Thus, there may be no secondary market for your note. Even if a secondary market for your note develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your note in any secondary market could be substantial.

  YOUR RETURN ON YOUR NOTE WILL NOT REFLECT THE RETURN ON THE UNDERLYING INDEX
                                     STOCKS

      The Underlying Index calculator calculates the levels of the GIN Index and the GIP Index by reference to the prices of the common stocks included in the GIN Index and the GIP Index, respectively, without taking account of the value of any dividends that may be paid on those stocks. As a result, the return on your note will not reflect the return you would realize if you actually owned the stocks included in the GIN Index or the GIP Index and received any dividends paid on those stocks.

                         YOU HAVE NO SHAREHOLDER RIGHTS

      Investing in your note will not make you a holder of any of the Underlying Index stocks. Neither you nor any other holder or owner of your note will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the Underlying Index stocks. On any redemption date or on the stated maturity date, your note will be paid in cash, and you will have no right to receive delivery of any Underlying Index stocks.

                     WE CAN REDEEM YOUR NOTE AT OUR OPTION

      At various times after the third anniversary of the original issue date, we will be entitled to redeem your note at our option as further described under "Specific Terms of Your Note -- Our Call Right" below. Because the redemption price will be determined by reference to a pre-established schedule, rather than with regard to the level of the Underlying Index when the redemption occurs, the amount we will pay if we redeem your note may be substantially less than the principal amount we would pay on the stated maturity date based on a final Underlying Index level equal to the level of the Underlying Index at the time of redemption. The redemption price will not take into account any increase in the level of the Underlying Index above the reference Underlying Index level that may have occurred prior to redemption or that may occur after redemption and prior to the stated maturity date. We would expect to exercise our call right if the Underlying Index has increased to a level at which the expected market value of your note, if it were not subject to redemption, would be greater than the redemption price that we would have to pay on the relevant redemption date. Even if we do not exercise our option to redeem your note, our ability to do so may adversely affect the market value of your note.

  WE CAN POSTPONE THE STATED MATURITY DATE IF A MARKET DISRUPTION EVENT OCCURS

      If the calculation agent determines that, on the determination date, a market disruption event has occurred or is continuing, the determination date will be postponed until the first business day on which no market disruption event occurs or is continuing. See "Specific Terms of Your Note -- Stated Maturity Date". As a result, the stated maturity date for your note will also be postponed, although not by more than five business days. Thus, you may not receive the payment that we are obligated to make on the stated maturity date until after the originally scheduled due date.

      If the determination date is postponed to the latest possible day and the closing levels of either the GIN Index or the GIP Index or both -- and, thus, the closing level of the Underlying Index -- are not available on that day because of a market disruption event or for any other reason, the calculation agent will nevertheless determine the closing level of the Underlying Index based on its assessment, made in its sole discretion, of the market values of the Underlying Index stocks at that time.

    AS UNDERLYING INDEX SPONSOR AND CALCULATION AGENT, GOLDMAN, SACHS & CO.
                        WILL HAVE THE AUTHORITY TO MAKE
                      DETERMINATIONS THAT COULD MATERIALLY
                      AFFECT YOUR NOTE IN VARIOUS WAYS AND
                          CREATE CONFLICTS OF INTEREST

      As further described under "The Underlying Index" below, each of the GIN Index and the GIP Index is a sub-index of the GSTI(TM)* Composite Index and was developed, and is owned, by our affiliate, Goldman, Sachs & Co. We refer to Goldman, Sachs & Co. in that capacity as the "Underlying Index sponsor". Goldman, Sachs & Co. is also the underwriter of, and market-maker for, the offered notes. The GIN Index and the GIP Index have been licensed for certain purposes to us and the CBOE. Goldman, Sachs & Co. is responsible for advising the CBOE as the CBOE composes, calculates and maintains the GIN Index and the GIP Index. Goldman, Sachs & Co. has considerable influence over the composition, calculation and maintenance of the GIN Index and the GIP Index. For example, the GSTI(TM) Committee of Goldman, Sachs & Co., which we further describe under "The Underlying Index" below, selects the stocks to be included, added or deleted from each of the GIN Index and the GIP Index, subject to the fulfillment of the criteria for inclusion, addition or deletion of common stocks in the GSTI(TM) Composite Index. Also, in some circumstances, Goldman, Sachs & Co. can modify these eligibility criteria. Goldman, Sachs & Co. will also calculate the level of the Underlying Index, based on the levels of the GIN Index and the GIP Index. The judgments that Goldman, Sachs & Co., as Underlying Index sponsor, could make in connection with the composition, calculation and maintenance of the GIN Index and the GIP Index could affect the value of those indexes and, thus, the value of the Underlying Index and the value of your note. See "The Underlying Index" for additional details on the role of Goldman, Sachs & Co. as the Underlying Index sponsor.

      Also, as calculation agent for your note, Goldman, Sachs & Co. will have discretion in making various determinations that affect your note. As described in "Specific Terms of Your Note -- Discontinuance or Modification of the Underlying Index", these may include making adjustments to the GIN Index, the GIP Index or the Underlying Index and determining the final Underlying Index level, which we will use to calculate the amount we must pay on the stated maturity date. These may also include determining whether to postpone the stated maturity date because of a market disruption event.

      The role played by Goldman, Sachs & Co., as Underlying Index sponsor and calculation agent, and the exercise by it of the kinds of discretion described above could adversely affect the value of your note and may present Goldman, Sachs & Co. with a conflict of interest of the kind described below under "-- Our Business Activities May Create Conflicts of Interest Between You and Us".

                       TRADING AND OTHER TRANSACTIONS BY
                     GOLDMAN SACHS IN SECURITIES LINKED TO
                     THE UNDERLYING INDEX STOCKS MAY IMPAIR
                         THE MARKET VALUE OF YOUR NOTE

      As we describe under "Use of Proceeds and Hedging" below, we, through Goldman, Sachs & Co. or one or more of our other affiliates, have hedged our obligations under the offered notes by purchasing some or all of the Underlying Index stocks, options or futures on the GIN Index, the GIP Index or the Underlying Index stocks or other instruments linked to the GIN Index, the GIP Index or the Underlying Index stocks and may adjust the hedge by, among other things, purchasing or selling any of the foregoing at any time and from time to time. Any of these hedging activities may adversely affect the Underlying Index level -- directly or indirectly by affecting the price of the Underlying Index stocks -- and, therefore, the value of your

---------------

*  GSTI(TM) is a trademark of Goldman, Sachs & Co. and used with its permission.

note. It is possible that we, through our affiliates, could receive substantial returns with respect to our hedging activities while the value of your note may decline. See "Use of Proceeds and Hedging" for a further discussion of securities transactions in which we or one or more of our affiliates may engage.

      Goldman, Sachs & Co. and our other affiliates may also engage in trading in one or more of the Underlying Index stocks or instruments linked to the GIN Index, the GIP Index or the Underlying Index stocks, for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities of Goldman, Sachs & Co. or our other affiliates could adversely affect the Underlying Index level -- directly or indirectly by affecting the price of the Underlying Index stocks -- and, therefore, the value of your note. We and our affiliates have issued and underwritten in the past -- and may issue and underwrite in the future -- securities or financial or derivative instruments with returns linked to changes in the level of the GIN Index, the GIP Index or the Underlying Index or one or more of the Underlying Index stocks. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of your note.

      The indenture governing your note does not contain any restriction on our ability or the ability of any of our affiliates to purchase or sell all or any portion of the Underlying Index stocks or instruments linked to those stocks.

                      THE MARKET VALUE OF YOUR NOTE MAY BE
                       INFLUENCED BY FACTORS SPECIFICALLY
                           RELATED TO INTERNET STOCKS

      General economic conditions and earnings results of the companies whose common stocks comprise the GIN Index and real or anticipated changes in those conditions or results may affect the market value of your note. All of the GIN Index stocks (and some of the GIP Index stocks) are in the Internet-related sector of the technology industry. There are a number of different views regarding the valuation of stocks in the Internet sector and the future performance of these stocks. Some of these views suggest that these stocks are currently overvalued. The following paragraphs describe a number of the risks related to the Internet sector.

Limited Operating History

      Internet companies in general have relatively short operating histories. They are subject to the risks, expenses and difficulties frequently encountered by early-stage companies in new and rapidly evolving markets, such as evolving and unpredictable business models, intense competition, management of growth and rapid changes in customer demands and industry standards. The failure of an Internet company to address these challenges could have a material adverse effect on its business, results of operations, financial condition and prospects.

Potential Fluctuations in Future Results

      Due to the limited operating history of Internet companies and the unpredictability of the industry, Internet companies generally have neither internal nor industry-based historical financial data for any significant period of time upon which to project revenues or base planned operating expenses. The results of operations of a particular Internet company may fluctuate significantly in the future due to a variety of factors, many of which relate to the Internet industry as a whole and are outside the control of any individual Internet company, such as the rate of growth, usage and acceptance of the Internet as information media, the rate of acceptance of the Internet as an advertising medium and a channel of commerce and specific economic conditions in the Internet markets.

Volatility of Internet Stocks

      The market prices of stocks of Internet companies have historically been volatile for a variety of reasons, including the factors discussed above. In addition, the trading volumes of some Internet stocks have been limited due to a relatively small number of freely tradeable shares compared to other companies, which may result in greater volatility. Although over time more shares of these companies should become freely tradeable, there is no assurance that their owners will sell those shares. If an owner or owners were to sell a significant number of shares, those sales could depress the market price of that stock.

Intense Competition

      The market for the Internet products and services is highly competitive, and we expect this competition to continue to intensify. Increased competition could result in price reductions, reduced margins or loss of market share. We can give no assurance that a particular Internet company will be able to compete successfully against its competitors or that the increased competition will not have a material adverse effect on its business, results of operations, financial condition and prospects.

Risk of System Failure

      The ability of Internet companies to provide timely and continuous online products and services and to manage advertising depends on the efficient and uninterrupted operation of their computer and communications hardware and software systems. These systems and operations are vulnerable to damage or interruption from human error, natural disasters, power loss, telecommunication failures, break-ins, sabotage, computer viruses, intentional acts of vandalism and similar events. The occurrence of any such event that interrupts or delays the operations of an Internet company would have a material adverse effect on the business, results of operations, financial condition and prospects of that company.

Risks of Year 2000 Non-Compliance

      Many currently installed computer systems and software products are coded to accept only two-digit entries to identify a year in the date code field. Consequently, on January 1, 2000, many of these systems could fail or malfunction because they may not be able to distinguish between 20th century dates and 21st century dates. Accordingly, all Internet companies must upgrade their computer systems and software products to comply with applicable "Year 2000" requirements. The failure of an Internet company, or any of its viewers, customers, linked sites, advertisers, suppliers or other companies on which it relies, to be Year 2000 compliant could materially affect its business, results of operations, financial condition and prospects. We have not conducted any investigations as to whether any of the companies in the GIN Index or the GIP Index are or will be Year 2000 compliant.

Dependence on Continued Growth in Use of the Internet

      Future growth in the revenues of Internet companies will depend on the widespread acceptance and use of the Internet as a source of information and entertainment and as a vehicle for commerce in goods and services. Rapid growth in the use of the Internet is a recent phenomenon, and we can give no assurance that such use will continue to develop or that a sufficient base of users will emerge to support the combined companies' businesses. Moreover, critical issues concerning the commercial use of the Internet (including security, reliability, cost, ease of use and access, quality of service and acceptance of advertising) remain unresolved and may negatively affect growth in the use of the Internet. Internet usage may be inhibited for a number of reasons, such as inadequate development of the necessary network infrastructure, failure to develop necessary technologies in a timely manner, security concerns and government regulations. In addition, corporations and other networks providing access to the Internet may restrict access to certain sites or hours of usage, which could limit access to and reduce traffic on web sites. If the use of the Internet does not continue to grow or grows at a slower rate than expected, the business, financial condition, operating results and prospects of Internet companies would be materially adversely affected.

Unproven Acceptance of Internet Advertising

      Standards to measure the effectiveness of web advertising have yet to be widely developed. If standards do not develop, existing advertisers may not continue or increase their levels of web advertising. Furthermore, advertisers that have traditionally relied upon other advertising media may be reluctant to advertise on the web. The business, results of operations, financial condition and prospects of Internet companies could be materially adversely affected if the market for web advertising declines or develops more slowly than expected. In addition, "filter" software programs that limit or prevent advertising from being delivered to a web user's computer are available. Widespread adoption of this software could materially adversely affect the commercial viability of web advertising, which could materially adversely affect the advertising revenues of Internet companies.

Government Regulation and Legal
Uncertainties Relating to the Internet

      Existing domestic and international laws and regulations specifically regulate communications and commerce on the web. Furthermore, laws and regulations that address issues such as user privacy, pricing, online content regulation, taxation and the characteristics and quality of online products and services are under consideration by federal, state, local and foreign governments and agencies. In addition, several telecommunications companies have petitioned the U.S. Federal Communications Commission to regulate Internet service providers and online services providers in a manner similar to the regulation of long distance telephone carriers and to impose access fees on such companies. This regulation, if imposed, could increase the cost of transmitting data over the web. Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement, libel, obscenity and personal privacy are applicable to the web. New laws or regulations relating to the web, or certain application or interpretation of existing laws, may impede the growth in the use of the web or otherwise materially adversely affect the business of Internet companies.

Concerns About Web Security

      Concern about the transmission of confidential information over the Internet has been a barrier to electronic commerce and communications over the web. Any well-publicized compromise of security could deter more people from using the web or from using it to conduct transactions that involve the transmission of confidential information, such as signing up for a paid subscription, executing stock trades or purchasing goods or services. Because many of the Internet advertisers seek to advertise on the web to encourage people to use the web to purchase goods or services, the business, results of operations and financial condition of Internet companies could be materially adversely affected if the Internet users significantly reduce their use of the web because of security concerns. In addition, Internet companies may incur significant costs to protect themselves against the threat of security breaches or to alleviate problems caused by these breaches.

Management of Growth

      Like other early-stage companies, Internet companies in general have experienced rapid growth in their operations. This rapid growth has placed, and the anticipated future growth will continue to place, a significant strain on the managerial, operational and financial resources of Internet companies. To manage the growth, Internet companies will need to continue to implement and improve their operational, financial and management information systems and to hire, train, motivate and manage their employees. The failure of an Internet company to successfully manage any of these issues would have a material adverse effect on its business, results of operations, financial condition and prospects.

Intellectual Property and Proprietary Rights

      The success of an Internet company depends significantly upon its proprietary
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technology. Internet companies generally rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual agreements to protect their proprietary rights. The protective steps taken by a particular Internet company may be inadequate to deter misappropriation of its proprietary information, which may result in harm to its brand, devaluation of its proprietary content and decrease in its competitiveness. Furthermore, the defense of a company's intellectual property rights could require the expenditure of significant financial and managerial resources. In addition, an Internet company may become subject to infringement claims brought by other companies. Any such infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources on the part of such Internet company, which could materially adversely affect its business, results of operations and financial condition.

Technological Change and New Products
and Services

      The market for Internet products and services is characterized by rapid technological change, changing customer needs, frequent new product introductions and evolving industry standards. A particular Internet company's future success will depend on its ability to continually and timely introduce new products, services and technologies or improve the performance, features and reliability of its existing products and services in response to both evolving demands of the marketplace and competitive product offerings. If an Internet company fails to develop new or improved products, services or technologies in a timely manner in response to changing market conditions or customer requirements, its business, results of operations, financial condition and prospects could be materially adversely affected.

THE MARKET VALUE OF YOUR NOTE MAY BE INFLUENCED BY FACTORS SPECIFICALLY RELATED
                       TO NON-INTERNET TECHNOLOGY STOCKS

      General economic conditions and earnings results of the companies whose common stocks comprise the GIP Index and real or anticipated changes in those conditions or results may affect the market value of your note. The technology sector in which the GIP Index stock issuers operate is, among other things, highly competitive in nature, subject to rapid technological change and evolving industry standards with respect to its products and services, and often requires the introduction on an ongoing basis of new products and enhancements (many of which require proper protection of intellectual property rights). If any of the constituent companies of the GIP Index are adversely affected by one or more of these factors, it could have a negative impact on the level of the GIP Index and, consequently, the value of your note. Also, many of the risks relating to Internet technology stocks, described earlier, may also apply to the GIP Index stocks.

                       OUR BUSINESS ACTIVITIES MAY CREATE
                    CONFLICTS OF INTEREST BETWEEN YOU AND US

      As we have noted above, Goldman, Sachs & Co. and our other affiliates have engaged in and expect to engage in trading activities related to the GIN Index, the GIP Index and the Underlying Index stocks that are not for your account or on your behalf. These trading activities may present a conflict between your interest in the note and the interests Goldman, Sachs & Co. and our other affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the prices of the Underlying Index stocks, could be adverse to your interests as a beneficial owner of your note.

      Goldman, Sachs & Co. and our other affiliates may, at present or in the future, engage in business with the issuers of the GIN Index or GIP Index stocks, including making loans to or equity investments in those companies or providing advisory services to those companies. These services could include merger and acquisition advisory services. These activities may present a conflict between the obligations of Goldman, Sachs & Co. or another affiliate of Goldman Sachs and your interests as a beneficial owner of a note. Moreover, one or more of our affiliates have published and in the future expect to publish research reports with respect to some or all of the issuers of the Underlying Index stocks. Any of these activities by any of our affiliates may affect the price of the Underlying Index stocks and, therefore, the value of your note.

THE POLICIES OF THE UNDERLYING INDEX CALCULATOR AND CHANGES THAT AFFECT THE GIN
  INDEX, THE GIP INDEX OR THE UNDERLYING INDEX STOCKS COULD AFFECT THE AMOUNT
                   PAYABLE ON YOUR NOTE AND ITS MARKET VALUE

      As we more fully describe under "The Underlying Index" below, the Chicago Board Options Exchange, or the CBOE, which we also refer to in this prospectus supplement as the "Underlying Index calculator", in consultation with our affiliate, Goldman, Sachs & Co., is responsible for calculating and maintaining the GIN Index and the GIP Index. The policies of the Underlying Index calculator concerning the calculation of the GIN Index level and the GIP Index level, additions, deletions or substitutions of stocks included in the GSTI(TM) Composite Index, the GIN Index or the GIP Index and the manner in which changes affecting those stocks or their issuers, such as reorganizations or mergers, are reflected in the GIN Index and the GIP Index and could, therefore, affect the levels of the GIN Index and the GIP Index, and, thus, the level of the Underlying Index. These factors could, therefore, affect the amount payable on your note on the stated maturity date and the market value of your note prior to that date. In applying these policies, the Underlying Index calculator may act by itself or in conjunction with Goldman, Sachs & Co., as the Underlying Index sponsor.

      The amount payable on your note and its market value could also be affected if the Underlying Index calculator (whether acting independently or in conjunction with the Underlying Index sponsor) changes these policies, for example by changing the manner in which it calculates the GIN Index level or the GIP Index level, or if the Underlying Index calculator discontinues or suspends calculation or publication of the GIN Index level or the GIP Index level, in which case it may become difficult to determine the market value of your note. If events such as these occur, or if the GIN Index level or the GIP Index level is not available on the determination date because of a market disruption event or for any other reason, the calculation agent -- which initially will be Goldman, Sachs & Co., our affiliate -- may determine the final Underlying Index level -- and thus the amount payable on the stated maturity date -- in a manner it considers appropriate, in its sole discretion. We describe the discretion that the calculation agent will have in determining the final Underlying Index level and the amount payable on your note more fully under "Specific Terms of Your Note -- Discontinuance or Modification of the Underlying Index" and
"-- Role of Calculation Agent". In addition, Goldman, Sachs & Co. may replace CBOE as the calculator of any of the GSTI(TM) Indexes, including the GIN Index and the GIP Index.

   THERE IS NO AFFILIATION BETWEEN THE UNDERLYING INDEX STOCK ISSUERS AND US,
                       AND WE ARE NOT RESPONSIBLE FOR ANY
                          DISCLOSURE BY THOSE ISSUERS

      Goldman Sachs is not affiliated with the issuers of the Underlying Index stocks or the Underlying Index calculator. As we have told you above, however, Goldman, Sachs & Co. is the Underlying Index sponsor and we or our affiliates may currently or from time to time in the future engage in business with the issuers of the Underlying Index stocks. Nevertheless, neither we nor any of our affiliates (including the Underlying Index sponsor) assumes any responsibility for the adequacy or accuracy of any publicly available information about the issuers of the Underlying Index stocks.

      Neither the Underlying Index calculator nor any of the Underlying Index stock issuers is involved in this offering of your note in any way, and none of those entities has any obligation of any sort with respect to your note. Thus, neither the Underlying Index calculator nor any of the Underlying Index stock issuers has -- and Goldman, Sachs & Co., as Underlying Index sponsor, does not have -- any obligation to take your interests, or those of anyone else having an interest in your note, into consideration for any reason, including in determining, composing or calculating the GIN Index, the GIP Index or the Underlying Index or in taking any corporate actions that might affect the value of your note, as applicable.

YOU WILL HAVE TO PAY TAX ON DEEMED INTEREST AMOUNTS, EVEN THOUGH YOUR NOTE DOES
                        NOT BEAR PERIODIC INTEREST, AND
                     ANY GAIN YOU RECOGNIZE WHEN YOUR NOTE
                      IS SOLD, REDEEMED OR MATURES WILL BE
                            TAXED AS ORDINARY INCOME

      Because we intend to treat your note as a single debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes, if you are a United States holder, you will be required to accrue interest on your note even though your note does not bear periodic interest. We will calculate a comparable yield and projected payment schedule, which you will be required to use in determining the amount of interest to be included in income each year unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule. This comparable yield and projected payment schedule will not be provided to you for any other purpose than the determination of your interest accruals with respect to your note.

      If the amount actually paid at maturity is less than the assumed amount payable at maturity, you will have recognized taxable income in periods prior to maturity that exceeds your economic income from holding the note during those periods (with an offsetting ordinary loss when your note matures to the extent of the interest previously accrued and capital loss for any loss thereafter). Moreover, if you otherwise sell or dispose of your note prior to maturity, you will be required to treat any gain recognized upon the disposition of your note as ordinary income instead of capital gain. See "Supplemental Discussion of Federal Income Tax Consequences" for a more detailed description of the United States federal income tax consequences of purchasing, owning and disposing of your note.

                          SPECIFIC TERMS OF YOUR NOTE

Please note that in this section entitled "Specific Terms of Your Note", references to "The Goldman Sachs Group, Inc.", "we", "our" and "us" mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries, while references to "Goldman Sachs" mean The Goldman Sachs Group, Inc. together with its consolidated subsidiaries. Also, references to "Holders" mean those who own notes registered in their own names, on the books that we or the trustee maintains for this purpose, and not indirect holders who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to indirect holders in the attached prospectus, under "Description of Notes We May Offer -- Legal Ownership of Notes".

      We refer to the notes offered in this prospectus supplement, including your note, as the offered notes. The offered notes are part of a series of debt securities, entitled "Medium-Term Notes, Series B", that we may issue under the indenture from time to time. This prospectus supplement summarizes specific financial and other terms that apply to the offered notes, including your note; terms that apply generally to all Series B medium-term notes are described in "Description of Notes We May Offer" in the attached prospectus. The terms described here supplement those described in the attached prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

      In addition to those described on the front cover page, the following terms will apply to your note:

SPECIFIED CURRENCY:  U.S. dollars

FORM OF NOTE:

- global form only: yes, at DTC

- non-global form available: no

DENOMINATIONS: any note registered in the name of a Holder must have a face amount of $10,000 or a multiple of $1,000 in excess of $10,000

DEFEASANCE APPLIES AS FOLLOWS:

- full defeasance: no

- covenant defeasance: no

OTHER TERMS:

- the default amount will be payable on any acceleration of the maturity of your note as described below under "-- Special Calculation Provisions"

- a business day for your note will not be the same as a business day for our other Series B medium-term notes, as described below under "-- Special Calculation Provisions"

      Please note that the information about the original issue date, original issue price and net proceeds to The Goldman Sachs Group, Inc. on the front cover page relates only to the initial sale of the notes. If you have purchased your note in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

      We describe the terms of your note in more detail below.

                   GIN INDEX, GIP INDEX AND UNDERLYING INDEX

      In this prospectus supplement, when we refer to the GIN Index or the GIP Index, we mean the GIN Index or the GIP Index, as applicable, specified on the front cover, or any successor index to each such index, as they may be modified, replaced or adjusted from time to time as described below under "-- Discontinuance or Modification of the Underlying Index".

      When we refer to the Underlying Index as of any time, we mean the GIN Index and the GIP Index as then in effect, combined based on the relative weights set forth under "-- Payment of Principal on Stated Maturity
Date -- Final Underlying Index Level" below. These weights were determined by the calculation agent on the trade date of your note so that the levels of the GIN Index and the GIP Index selected by the calculation agent on that date when multiplied by these weights and added together, would equal 100, which is the reference Underlying Index level. The level of the Underlying Index on any date after the trade date can be determined by using the formula to determine the final Underlying Index level in the manner described below under "-- Payment of Principal on Stated Maturity Date -- Final Underlying Index Level", except that references to the determination date in that formula should be replaced with references to the relevant date of calculation.

     UNDERLYING INDEX SPONSOR, UNDERLYING INDEX CALCULATOR AND GIN, GIP AND
                            UNDERLYING INDEX STOCKS

      When we refer to the Underlying Index sponsor as of any time, we mean the entity or entities, including any successors, that sponsor and determine (whether or not in conjunction with the Underlying Index calculator) the GIN Index and the GIP Index as then in effect. When we refer to the Underlying Index calculator as of any time, we mean the entity or entities, including any successors, that publish, determine, calculate and maintain the GIN Index and the GIP Index (whether or not in conjunction with the Underlying Index sponsor) as then in effect. When we refer to the GIN Index stocks, the GIP Index stocks or the Underlying Index stocks as of any time, we mean the stocks that comprise, as applicable, the GIN Index, the GIP Index or both the GIN Index and the GIP Index, in each case as then in effect, after giving effect to any additions, deletions or substitutions.

                  PAYMENT OF PRINCIPAL ON STATED MATURITY DATE

      On the stated maturity date, we will pay as principal, to the Holder of your note, cash in an amount equal to:

- 100% of the outstanding face amount of the note on the stated maturity date plus the additional amount, if any, described below.

- The additional amount, which will be payable only if the final Underlying Index level exceeds the reference Underlying Index level, will be an amount equal to the outstanding face amount of the note on the stated maturity date multiplied by a fraction, the numerator of which will be the final Underlying Index level minus the reference Underlying Index level and the denominator of which will be the reference Underlying Index level.

      Thus, on the stated maturity date, we will not pay more than 100% of the outstanding face amount of your note unless the final Underlying Index level exceeds the reference Underlying Index level.

FINAL UNDERLYING INDEX LEVEL

      The calculation agent will determine the final Underlying Index level, which will be the sum of the following amounts:

- the closing level of the GIN Index on the determination date described below multiplied by 0.0708 (GIN Index weight as determined on the trade date) and

- the closing level of the GIP Index on the determination date multiplied by
  0.103756 (GIP Index weight as determined on the trade date).

For the purpose of this calculation the closing levels of the GIN Index and the GIP Index will be those as are calculated and published by the Underlying Index calculator. However, the calculation agent will have discretion to adjust the final Underlying Index level or to determine it in a different manner as described below under "-- Discontinuance or Modification of the Underlying Index".

STATED MATURITY DATE

      The stated maturity date will be June 17, 2005, unless that day is not a business day, in which case the stated maturity date will be the next following business day. If the fifth business day before this applicable day is not the determination date described below, however, then the stated maturity date will be the fifth business day following the determination date, provided that the stated maturity date will never be later than the fifth business day after June 17, 2005 or, if June 17, 2005 is not a business day, later than the sixth business day after June 17, 2005. The calculation agent may postpone the determination date -- and therefore the stated maturity date -- if a market disruption event occurs or is continuing on a day that would otherwise be the determination date. We describe market disruption events below under "-- Special Calculation Provisions".

DETERMINATION DATE

      The determination date will be the fifth business day prior to June 17, 2005 unless the calculation agent determines that a market disruption event occurs or is continuing on that fifth prior business day. In that event, the determination date will be the first following business day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the determination date be later than June 17, 2005 or, if June 17, 2005 is not a business day, later than the first business day after June 17, 2005.

                                 OUR CALL RIGHT

      We may redeem the offered notes, including your note, in whole but not in part, on any of the redemption dates set forth below, at our option, for cash at the following redemption prices, which are expressed as a percentage of the outstanding face amount redeemed: If redeemed on the first business day following December 17 in each of the years indicated:

YEAR                     REDEMPTION PRICE
----                     ----------------
2002                           175%
2003                           200%
2004                           225%

      If we exercise our call right, we will pay only the applicable redemption price specified above, regardless of the level of the Underlying Index, when redemption occurs. Generally, we would expect to exercise our call right if the Underlying Index has increased to a level at which the expected market value of your note, if it were not subject to redemption, would be greater than the redemption price that we would have to pay on the relevant redemption date.

      If we choose to exercise our call right, we will notify the Holder of your note and the trustee not less than 15 nor more than 45 calendar days before the date we select for redemption, in the manner described in the attached prospectus. The day we select for redemption will be set forth in the notice of redemption.

      If we give a notice of redemption, then we will redeem all the outstanding offered notes in full. On the redemption date, we will pay the applicable redemption price in cash in the manner described under "Manner of Payment" below.

                         DISCONTINUANCE OR MODIFICATION
                            OF THE UNDERLYING INDEX

      If the Underlying Index sponsor or the Underlying Index calculator discontinues publication of the GIN Index or the GIP Index and the Underlying Index sponsor, the Underlying Index calculator or anyone else publishes one or more substitute indexes that the calculation agent determines are comparable to the GIN Index and/or the GIP Index, as applicable, then the calculation agent will determine the amount payable on the stated maturity date by reference to the substitute index or indexes. We refer to any substitute index for the GIN Index approved by the calculation agent as a successor GIN Index. We refer to any substitute index for the GIP Index approved by the calculation agent as a successor GIP Index.

      If the calculation agent determines that the publication of the GIN Index or the GIP Index is discontinued and there is no successor GIN Index or successor GIP Index, or that the level of the GIN Index or the GIP Index is not available on the determination date because of a market disruption event or for any other reason, the calculation agent will determine the amount payable on the stated maturity date by reference to a group of stocks and a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the GIN Index and/or the GIP Index, as applicable.

      If the calculation agent determines that the GIN Index or the GIP Index, the stocks comprising the GIN Index or the GIP Index or the method of calculating the GIN Index or the GIP Index is changed at any time in any respect -- including any addition, deletion or substitution and any reweighting or rebalancing of GIN Index or GIP Index stocks and whether the change is made by the Underlying Index calculator or the Underlying Index sponsor under existing policies or following a modification of those policies, is due to the publication of a successor GIN Index or a successor GIP Index, is due to events affecting one or more of the GIN Index or the GIP Index stocks or their issuers or is due to any other reason -- then the calculation agent will be permitted (but not required) to make such adjustments in the GIN Index and the GIP Index or the method of their calculation as it believes are appropriate to ensure that the final Underlying Index level used to determine the amount payable on the stated maturity date is equitable.

      All determinations and adjustments to be made by the calculation agent with respect to the GIN Index and the GIP Index and, thus, the Underlying Index may be made by the calculation agent in its sole discretion.

      See "Additional Risk Factors Specific To Your Note -- As Underlying Index Sponsor and Calculation Agent, Goldman, Sachs & Co. Will Have the Authority to Make Determinations That Could Materially Affect Your Note in Various Ways and Create Conflicts of Interest" for a description of how you could be affected as a result of our affiliation with the Underlying Index sponsor and the calculation agent.

                         DEFAULT AMOUNT ON ACCELERATION

      If an event of default occurs and the maturity of your note is accelerated, we will pay the default amount in respect of the principal of your note at the maturity. We describe the default amount below under "-- Special Calculation Provisions".

      For the purpose of determining whether the Holders of our Series B medium-term notes, which include the offered notes, are entitled to take any action under the indenture, we will treat the outstanding face amount of each offered note as the outstanding principal amount of your note. Although the terms of the offered notes differ from those of the other Series B medium-term notes, Holders of specified percentages in principal amount of all Series B medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series B medium-term notes, including the offered notes. This action may involve changing some of the terms that apply to the Series B medium-term notes, accelerating the maturity of the Series B medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under "Description of Notes We May Offer -- Default, Remedies and Waiver of Default" and "-- Modification and Waiver of Covenants".

                               MANNER OF PAYMENT

      Any payment on your note at maturity or on a redemption date will be made to an account designated by the Holder of your note and approved by us, or at the office of the trustee in New York City, but only when the note is surrendered to the trustee at that office. We also may make any payment in accordance with the applicable procedures of the depositary.

                             MODIFIED BUSINESS DAY

      As described in the attached prospectus, any payment on your note that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date. For your note, however, the term business day has a different meaning than it does for other Series B medium-term notes. We discuss this term under "-- Special Calculation Provisions" below.

                           ROLE OF CALCULATION AGENT

      The calculation agent in its sole discretion will make all determinations regarding the Underlying Index, market disruption events, business days, the final Underlying Index level, the default amount and the amount payable in respect of your note on any redemption date or on the stated maturity date. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

      Please note that Goldman, Sachs & Co. is serving as the calculation agent as of the original issue date of your note. We may change the calculation agent after the original issue date without notice.

                         SPECIAL CALCULATION PROVISIONS

BUSINESS DAY

      When we refer to a business day with respect to your note, we mean a day that is a business day of the kind described in the attached prospectus but that is not a day on which the New York Stock Exchange, the American Stock Exchange or NASDAQ National Market System is authorized by law or executive order to close or on which the GIN Index or the GIP Index is not calculated and published by the Underlying Index calculator or the Underlying Index sponsor because the Underlying Index calculator or the Underlying Index sponsor is not open for business.

DEFAULT AMOUNT

      The default amount for your note on any day will be an amount, in the specified currency for the principal of your note, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to your note as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your note. That cost will equal:

- the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

- the reasonable expenses, including reasonable attorneys' fees, incurred by the Holder of your note in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for your note, which we describe below, the Holder and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest -- or, if there is only one, the only -- quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

      DEFAULT QUOTATION PERIOD. The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

- no quotation of the kind referred to above is obtained or

- every quotation of that kind obtained is objected to within five business days after the due day as described above.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

      In any event, if the default quotation period and the subsequent two business day objection period have not ended before the determination date, then the default amount will equal the principal amount of your note.

      QUALIFIED FINANCIAL INSTITUTIONS. For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

- A-1 or higher by Standard & Poor's Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

- P-1 or higher by Moody's Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

MARKET DISRUPTION EVENT

      Any of the following will be a market disruption event:

- a suspension, absence or material limitation of trading in any one or more of the Underlying Index stocks on their primary market, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

- a suspension, absence or material limitation of trading in option or futures contracts relating to the GIN Index or the GIP Index, or to any one or more of the Underlying Index stocks, if available, in the primary market for those contracts, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

- any one or more of the Underlying Index stocks, or option or futures contracts relating to the GIN Index or the GIP Index, or to any one or more of the Underlying Index stocks, if available, do not trade on what was the primary market for those Underlying Index stocks or contracts, as determined by the calculation agent in its sole discretion, and, in any of these events, the calculation agent determines in its sole discretion that the event materially interferes with the ability of The Goldman Sachs Group, Inc. or any of its affiliates to unwind all or a material portion of a hedge with respect to the offered notes that we or our affiliates may effect as described below under "Use of Proceeds and Hedging".

      The following events will not be market disruption events:

- a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, and

- a decision to permanently discontinue trading in the option or futures contracts relating to the GIN Index, to the GIP Index or to any Underlying Index stock.

      For this purpose, an "absence of trading" in the primary securities market on which an Underlying Index stock, or on which option or futures contracts relating to the GIN Index or the GIP Index, or to any one or more of the Underlying Index stocks, are traded will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in an Underlying Index stock or in option or futures contracts relating to the GIN Index or the GIP Index, or to any one or more of the Underlying Index stocks, if available, in the primary market for that stock or those contracts, by reason of:

- a price change exceeding limits set by that market, or

- an imbalance of orders relating to that stock or those contracts, or

- a disparity in bid and ask quotes relating to that stock or those contracts,

will constitute a suspension or material limitation of trading in that stock or those contracts in that primary market.

      In this description of market disruption events, as is the case throughout this prospectus supplement, references to the GIN Index mean the GIN Index, including any successor GIN Index, and references to the GIP Index mean the GIP Index, including any successor GIP Index, in each case as it may be modified, replaced or adjusted from time to time.

                       HYPOTHETICAL RETURNS ON YOUR NOTE

      In the table below, we provide a range of hypothetical final Underlying Index levels. Based on these hypothetical final Underlying Index levels, a five and one-half year maturity of the offered notes, the actual reference Underlying Index level and the other assumptions set forth in the box below, we illustrate a range of (i) hypothetical amounts that will be payable on the stated maturity date per each $1,000 of outstanding face amount of your note, (ii) hypothetical total rates of return on your note to the stated maturity date and (iii) hypothetical pretax annualized rates of return on your note. Based on the same hypothetical final Underlying Index levels and on an assumed annual dividend amount set forth in the box below, we also compare the hypothetical pretax annualized rates of return on your note referred to above to hypothetical pretax annualized rates of return on owning the Underlying Index stocks (having the same relative weighting as they do in the Underlying Index) during the five and one-half year period from the trade date to the stated maturity date. In the paragraphs following the table, we explain how we have calculated these amounts.

      The information in the table reflects hypothetical rates of return on the offered notes assuming that they are held to the stated maturity date. If you sell your note prior to the stated maturity date, your return will depend upon the market value of your note at the time of sale, which may be affected by a number of factors that are not reflected in the table below. For a discussion of some of these factors, see "Additional Risk Factors Specific to Your Note -- The Market Value of Your Note May Be Influenced By Many Factors That Are Unpredictable and Interrelated in Complex Ways", "-- The Market Value of Your Note May Be Influenced by Factors Specifically Related to Internet Stocks" and "-- The Market Value of Your Note May Be Influenced by Factors Specifically Related to Non-Internet Technology Stocks".


-------------------------------------------
                ASSUMPTIONS
Face amount                          $1,000
  Original issue price, expressed
     as a percentage of the face
     amount                          99.50%
  Reference Underlying Index level      100
  No redemption of the offered
     notes
  Assumed annual Underlying Index
     dividend amount                   0.04
  No change in, or affecting, any
     of the Underlying Index
     stocks or the method by which
     the level of the Underlying
     Index, the GIN Index level or
     GIP Index is calculated
  No change in the relative
     weighting of any GIN Index or
     GIP Index stock
  No market disruption event
     occurs
-------------------------------------------

      The GIN Index level and the GIP Index level have been highly volatile in the past and cannot be predicted for future periods. For information about the levels of the GIN Index and GIP Index during recent periods, see "The Underlying Index -- Historical Closing Levels of the GIN Index and the GIP Index" below.

      As stated above, the following table assumes we do not exercise our call right. If we were to redeem your note, the rate of return on your note to the redemption date would likely be substantially lower than the rate to the stated maturity date.

      In order to calculate the hypothetical returns on the Underlying Index stocks shown in the table below, we have assumed that the aggregate amount of dividends paid on those stocks, taken together after giving effect to their relative weightings in the Underlying Index, on an annual basis during the five and one-half year life of the offered notes will equal the annual Underlying Index dividend amount shown in the box above. We have assumed that the annual Underlying Index dividend amount will not change during the life of the offered notes, regardless of any changes in the GIN Index or the GIP Index or in their levels. (Thus, when expressed as a dividend yield based on the Underlying Index level, the assumed annual dividend amount would result in a declining dividend yield as the Underlying Index level rises and a rising dividend yield as the Underlying Index level falls.)

      We do not know, however, whether or to what extent the issuers of the Underlying Index stocks will pay dividends in the future. These are matters that will be determined by the issuers of those stocks and not by us. Consequently, the amount of dividends actually paid on the Underlying Index stocks by their issuers, and, therefore, the rate of return on the Underlying stocks, during the five and one-half year period may differ substantially from the information reflected in the table below.

      As the following table indicates, the hypothetical rates of return shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your note, tax liabilities could negatively affect the rate of return on your note to a comparatively greater extent than the over-all rate of return on the Underlying Index stocks.

      The following table is provided for purposes of illustration only. It should not be taken as an indication or prediction of future investment results and is intended merely to illustrate the impact that various hypothetical final Underlying Index levels at the end of the indicated period could have on the rate of return on your note and the over-all rates of return on the Underlying Index stocks (having the same relative weightings as they did in the Underlying Index), assuming all other variables remained constant.

     1              2                3               4              5              6
------------   ------------   ---------------   ------------   ------------   ------------
                               HYPOTHETICAL
               HYPOTHETICAL       AMOUNT                                      HYPOTHETICAL
                  FINAL         PAYABLE ON                                       PRETAX
                UNDERLYING    STATED MATURITY                  HYPOTHETICAL    ANNUALIZED
               INDEX LEVEL       DATE PER       HYPOTHETICAL      PRETAX        RATE OF
HYPOTHETICAL     AS % OF          $1,000        PRETAX TOTAL    ANNUALIZED     RETURN ON
   FINAL        REFERENCE       OUTSTANDING       RATE OF        RATE OF       UNDERLYING
 UNDERLYING     UNDERLYING      FACE AMOUNT      RETURN ON      RETURN ON        INDEX
INDEX LEVEL    INDEX LEVEL        OF NOTE           NOTE           NOTE          STOCKS
------------   ------------   ---------------   ------------   ------------   ------------
70                  70%           $1,000             0.5%          0.09%          -6.33%
80                  80             1,000             0.5           0.09           -3.97
90                  90             1,000             0.5           0.09           -1.86
95                  95             1,000             0.5           0.09           -0.89
100                100             1,000             0.5           0.09            0.04
120                120             1,200            20.6           3.44            3.38
140                140             1,400            40.7           6.31            6.24
160                160             1,600            60.8           8.83            8.76
180                180             1,800            80.9          11.07           11.00
200                200             2,000           101.0          13.11           13.03
220                220             2,200           121.1          14.96           14.88
240                240             2,400           141.2          16.67           16.59
260                260             2,600           161.3          18.25           18.17
280                280             2,800           181.4          19.72           19.64
300                300             3,000           201.5          21.11           21.02

                           -------------------------

The hypothetical pretax total rate of return on note to stated maturity date (fourth column) represents (i) the hypothetical amount payable on stated maturity date per $1,000 of outstanding face amount of note (third column) minus
(ii) $995, the original issue price per $1,000 of outstanding face amount, with the difference expressed as a percentage of $995.

      The hypothetical pretax annualized rate of return on note (fifth column) represents the hypothetical pretax total rate of return on note (fourth column) expressed on an annualized basis for the period from the trade date to the stated maturity date and is calculated on a semi-annual, bond-equivalent basis.

      The hypothetical pretax annualized rate of return on the Underlying Index stocks taken together (sixth column) represents the hypothetical pretax total rate of return on the Underlying Index stocks (taken together and having the same relative weightings as they do in the Underlying Index) during the period from the trade date to the stated maturity date, expressed on an annualized basis for this period and calculated on a semi-annual, bond-equivalent basis. For this purpose, the hypothetical pretax total rate of return on the Underlying Index stocks is assumed to equal the sum of (i) the hypothetical final Underlying Index level minus the reference Underlying Index level, with the difference expressed as a percentage of the reference Underlying Index level (i.e., the percentage in column two minus 100%), plus (ii) 0.22% (the assumed annual Underlying Index dividend amount multiplied by five and one-half, with the result expressed as a percentage of the reference Underlying Index level).

   We cannot predict the actual final Underlying Index level or the market value of your note, nor can we predict the relationship between the Underlying Index level and the market value of your note at any time prior to the stated maturity date. The actual amount that a holder of the offered notes will receive at stated maturity and the total and pretax rates of return on the offered notes will depend entirely on the reference Underlying Index level and the actual final Underlying Index level determined by the calculation agent as described above. In particular, the final Underlying Index level could be lower or higher than the levels reflected in the table. Moreover, the assumptions we have made in connection with the illustration set forth above may not reflect actual events. Consequently, the total return that an investor in the offered notes would actually achieve, as well as how that return would compare to the total return that an investor in the Underlying Index stocks would actually achieve, may be very different from the information reflected in the table above.

                              THE UNDERLYING INDEX

      As we have noted above, the Underlying Index is comprised of the GIN Index and the GIP Index, combined based on an equal weighting as of the trade date of your note as described under "Specific Terms of Your Note -- GIN Index, GIP Index and Underlying Index" above. We have derived all information regarding the GIN Index and the GIP Index contained in this prospectus supplement, including information about the make-up, method of calculation and changes in components of each of those indexes, from publicly available information, except information with respect to the GSTI(TM) Committee described below, which we obtained from Goldman, Sachs & Co. That information reflects the policies of, and is subject to change by, Goldman, Sachs & Co., which is the Underlying Index sponsor, and CBOE, which is the Underlying Index calculator, as more fully described below. Goldman, Sachs & Co. owns all rights to the GSTI(TM) Composite Index and the GSTI Sub-Indexes, including the GIN Index and the GIP Index, which are described below. Goldman, Sachs & Co. has no obligation to continue to sponsor, and may discontinue sponsorship of, the GIN Index or the GIP index. Similarly, CBOE has no obligation to continue to publish or calculate, and may discontinue publication or calculation of, the GIN Index or the GIP Index. The consequences of Goldman, Sachs & Co. discontinuing the GIN Index or the GIP Index, or CBOE discontinuing publication or calculation of the GIN Index or the GIP Index, are described above in the section entitled "Specific Terms of Your Note -- Discontinuance or Modification of the Underlying Index".

                                    GENERAL

      The GSTI(TM) Internet Index (or the GIN Index) and the GSTI(TM) Multimedia Networking Index (or the GIP Index), the indexes to which your note is linked, are two of the sub-indexes of the Goldman Sachs Technology Indexes (GSTI(TM)). The GSTI(TM) is a family of indexes relating to equity securities and consists of a composite index, which is commonly referred to as the "GSTI(TM) Composite Index", and six sub-indexes, including the GIN Index and the GIP Index, which are commonly referred to as the "GSTI(TM) Sub-Indexes". The GSTI(TM) Composite Index and the GSTI(TM) Sub-Indexes are designed as benchmarks for U.S.-traded technology and Internet-related stocks. The GSTI(TM) Composite Index is a comprehensive index of U.S.-traded technology and Internet-related stocks selected using the criteria described below. The GSTI(TM) Sub-Indexes are a set of more narrowly based equity indexes consisting of eight or more stocks selected by the GSTI(TM) Committee from the universe of stocks in the GSTI(TM) Composite Index. The other four GSTI(TM) Sub-Indexes are the GSTI(TM) Hardware Index, GSTI(TM) Semiconductor Index, GSTI(TM) Software Index and GSTI(TM) Services Index.

      The GSTI(TM) Committee is a committee of two or more individuals representing the Technology Investment Research Group and the Equity Derivatives Research Group at Goldman, Sachs & Co.

                        GSTI(TM) COMPOSITE INDEX DESIGN

      The GSTI(TM) Composite Index has been designed to measure the performance of U.S.-traded, high-capitalization technology and Internet-related stocks. The GSTI(TM) Composite Index is a modified capitalization-weighted index with the weight of the largest capitalization stocks limited to 8.5% of the entire GSTI(TM) Composite Index on each semi-annual rebalancing date (as further described below), with each remaining stock in the GSTI(TM) Composite Index being weighted in proportion to its market capitalization.

      The GSTI(TM) Composite Index will include all technology and Internet-related stocks that meet the following criteria:

- The company's stock must trade on the New York Stock Exchange or the American Stock Exchange or must be traded through the facilities of the National Association of Securities Dealers Automated Quotation System (NASDAQ) and be "reported securities" under Rule 11Aa3-1 of the Securities Exchange Act of 1934. Only outstanding shares of common stock are eligible for inclusion in the GSTI(TM)

  Composite Index; securities derivative of or representing common stock, such as American Depositary Receipts, are not eligible for inclusion.

- To be eligible for inclusion, the total market capitalization of the company's stock must be equal to or greater than the capitalization "cutoff" value. The base period "cutoff" value for the GSTI(TM) Composite Index was initially set at $600 million and this value has been adjusted on each semi-annual rebalancing date (as described below) to reflect the price performance of the GSTI(TM) Composite Index since the base period and rounded to the nearest $50 million. Once included, components of the GSTI(TM) Composite Index must have a total market capitalization which is 50% or more of the "cutoff" value on each rebalancing date to remain included. The base period is the inception date of the GSTI(TM) Composite Index, which was April 30, 1996. As of November 24, 1999, the "cutoff" value of the GSTI(TM) Composite Index was $1.90 billion.

- Company stocks with a public float below 20% of shares issued and outstanding are not eligible for inclusion in the GSTI(TM) Composite Index.

- Each company stock must have annualized share turnover of 30% or more, based on its average daily share volume for the six calendar months prior to inclusion in the GSTI(TM) Composite Index. An exception to this criterion is made for stocks eligible for inclusion under the "fast addition" rule described below.

- The component companies must be from a delineated group of specified Standard Industrial Classification codes or Russell Industry codes, which are established industry classification systems, or be classified as technology or Internet-related using a supplemental sector or industry classification method developed and maintained by the Investment Research Group at Goldman, Sachs & Co. The list of technology and Internet-related stocks classified under the Goldman Sachs Investment Research Sector Classification system are available to interested parties upon request from the Equity Derivatives Research Group at Goldman, Sachs & Co.

      A complete list of the current constituents of the GSTI(TM) Composite Index is available from CBOE.

                         GSTI(TM) SUB-INDEX COMPOSITION

      All stocks in the GSTI(TM) Composite Index are eligible for inclusion in one or more GSTI(TM) Sub-Indexes. The GSTI(TM) Sub-Indexes are a set of more narrowly based indexes of eight or more stocks each selected from the universe of GSTI(TM) Composite Index stocks by the GSTI(TM) Committee. A company may be included in more than one GSTI(TM) Sub-Index but some companies may be included only in the GSTI(TM) Composite Index. As of the date of this prospectus supplement, no company is included in both the GIN Index and the GIP Index, although this could change in the future. Each GSTI(TM) Sub-Index is weighted according to a modified capitalization-weighting methodology, which does not allow for the weight of any GSTI(TM) Sub-Index stock to exceed 12.5% of the weight of the entire applicable GSTI(TM) Sub-Index on each rebalancing date. The purpose of this weighting scheme is to limit the impact of stocks which would otherwise dominate the relevant GSTI(TM) Sub-Index's performance but preserve the most attractive features of a capitalization-weighted index.

                             GIN INDEX COMPOSITION

      Below is a list of the 17 companies whose common stocks are included in the GIN Index as of December 9, 1999:

                                              TRADING    MARKET ON WHICH
NAME                                          SYMBOL     LISTED OR TRADED    WEIGHTING (%)
----                                          -------    ----------------    -------------
Amazon.com, Inc. ...........................  AMZN       NASDAQ                  12.6%
America Online Inc. ........................   AOL            NYSE               13.9
At Home Corp. ..............................  ATHM       NASDAQ                   7.3
Check Point Software Technologies...........  CHKP       NASDAQ                   3.6
CMG Information Services Inc. ..............  CMGI       NASDAQ                   9.2
EBAY, Inc. .................................  EBAY       NASDAQ                   8.6
E*TRADE Group Inc. .........................  EGRP       NASDAQ                   3.8
Earthlink Network Inc. .....................  ELNK       NASDAQ                   1.0
Inktomi Communications......................  INKT       NASDAQ                   4.0
MindSpring Enterprises......................  MSPG       NASDAQ                   1.2
Network Associates Inc. ....................  NETA       NASDAQ                   1.7
PSINET Inc. ................................  PSIX       NASDAQ                   2.1
RealNetworks Inc. ..........................  RNWK       NASDAQ                   5.5
Sterling Commerce Inc.......................  SE         NYSE                     1.5
Verio Inc. .................................  VRIO       NASDAQ                   1.9
Verisign Inc. ..............................  VRSN       NASDAQ                   6.1
Yahoo! Inc..................................  YHOO       NASDAQ                  16.1

                             GIP INDEX COMPOSITION

      Below is a list of the 15 companies whose common stocks are included in the GIP Index as of December 9, 1999.

                                              TRADING    MARKET ON WHICH
NAME                                          SYMBOL     LISTED OR TRADED    WEIGHTING (%)
----                                          -------    ----------------    -------------
ADC Telecommunications Inc. ................  ADCT       NASDAQ                   2.9%
Broadcom Corporation........................   BRCM           NYSE                2.9
Ciena Corp. ................................  CIEN       NASDAQ                   2.5
3Com Corp. .................................  COMS       NASDAQ                   5.4
Cabletron Systems, Inc. ....................  CS         NASDAQ                   1.4
Cisco Systems, Inc. ........................  CSCO       NASDAQ                  11.7
E-Tek Dynamics Inc. ........................  ETEK       NASDAQ                   1.9
General Instrument Corporation..............  GIC        NASDAQ                   4.2
Lucent Technologies Inc. ...................  LU         NASDAQ                  10.6
Motorola, Inc. .............................  MOT        NASDAQ                  10.9
Newbridge Networks Corp. ...................  NN         NASDAQ                   1.5
Nortel Networks Corp. ......................  NT         NASDAQ                  14.5
Qualcomm Incorporated.......................  QCOM       NASDAQ                  19.7
Scientific-Atlanta, Inc. ...................  SFA        NASDAQ                   1.5
Tellabs, Inc. ..............................  TLAB       NYSE                     8.4

                         GSTI(TM) SUB-INDEX CALCULATION

      The GSTI(TM) Sub-Indexes (including the GIN Index and the GIP Index) are calculated by CBOE on a real-time basis using last-sale prices and are disseminated every 15 seconds by CBOE during regular CBOE trading hours. If a component stock is not currently being traded on its primary market, the most recent price at which the stock traded on that market is used in the calculation. The GSTI(TM) Composite Index is also calculated by CBOE in a similar manner. Goldman, Sachs & Co. may replace CBOE as the calculator of any of the GSTI(TM) Indexes.

      The GSTI(TM) Sub-Indexes (including the GIN Index and the GIP Index) are calculated on a modified capitalization-weighted method. This method is a hybrid between equal weighting for all component securities (which may pose liquidity concerns for smaller capitalization stocks) and normal capitalization weighting for all component securities (which may result in two or three stocks dominating an index's performance). Under the method employed with respect to each of the GSTI(TM) Sub-Indexes (including the GIN Index and the GIP Index), the maximum weight for any stock in the relevant GSTI(TM) Sub-Index will be "capped" at 12.5% of the weight of that entire GSTI(TM) Sub-Index on each rebalancing date. The weight of any stock in the relevant GSTI(TM) Sub-Index may rise above the 12.5% cap between the semi-annual rebalancing dates due to relative price performance or certain corporate actions, such as mergers, acquisitions or large share issuances, which would result in an increase in the market capitalization of the constituent company.

      The modified capitalization-weighting method is implemented as follows:
First, each GSTI(TM) Sub-Index is capitalization-weighted using the shares outstanding and the closing price in the primary market of each stock on the relevant rebalancing date. Second, the weight of any stock which is above 12.5% of the weight of the relevant GSTI(TM) Sub-Index is reduced to 12.5%. Third, the aggregate excess weight (i.e., the sum of the pre-capped weights minus the sum of the post-capped weights for all capped stocks) is redistributed across the remaining uncapped stocks in the relevant GSTI(TM) Sub-Index while retaining the relative weighting of those remaining uncapped stocks. Finally, at the time of any future semi-annual rebalancing (as described below), stocks with GSTI(TM) Sub-Index weights which exceed their cap in the relevant GSTI(TM) Sub-Index will be restored to an appropriate capped weight, if necessary. (The GSTI(TM) Composite Index is calculated in a similar manner except that the weight of any component stock in the GSTI(TM) Composite Index is capped at 8.5%).

      Each GSTI(TM) Sub-Index component stock is also assigned on each semi-annual rebalancing date a sub-index share fraction which is used in calculating the relevant GSTI(TM) Sub-Index divisor described below on semi-annual rebalancing dates. Stocks which are not "capped" have a sub-index share fraction value of unity (1.0). The sub-index share fraction for a "capped" stock is a function of the stock's capped weight, the relevant GSTI(TM) Sub-Index's adjusted market value and the actual number of shares of the stock outstanding and its closing price in the primary trading market on the rebalancing date.

      The GSTI(TM) Composite Index divisor was initially calculated to yield a benchmark value of 100.00 at the close of trading on the CBOE on April 30, 1996. The divisor is used to convert the market value of the index portfolio to a price or level for the index. The divisor for the GSTI(TM) Composite Index and for each of the GSTI(TM) Sub-Indexes is adjusted by the index calculator, which is currently CBOE, as needed to ensure continuity in each of those indexes in the event of certain changes due to non-market factors affecting the component stocks, such as additions or deletions of stocks from that index, share changes due to mergers, acquisitions or other events, or adjustments to a component stock's price to reflect rights offerings, spinoffs and special cash dividends. The divisor remains at the new value until a further adjustment is necessary as the result of another change.

      As of December 9, 1999, the GIN Index's divisor was 291.3765 and the GIP Index's divisor was 612.1715.

                      GSTI(TM) COMPOSITE INDEX MAINTENANCE

      The GSTI(TM) Composite Index is maintained by CBOE. Index maintenance includes rebalancing, monitoring and completing the adjustments for events such as additions or deletions of component stocks, share changes due to mergers, acquisitions or other events, stock splits, stock dividends and stock price adjustments due to events such as company restructurings or spinoffs, and adjusting the divisor for such events as needed.

      The GSTI(TM) Composite Index is rebalanced by CBOE on a semi-annual basis. Stocks are added or deleted from the GSTI(TM) Composite Index on the effective date of the rebalancing based on the inclusion criteria described under "-- GSTI(TM) Composite Index Design" above. For example, any GSTI(TM) Composite Index constituent with a capitalization value that has fallen below 50% of the "cutoff" value on a semi-annual rebalancing date is removed from the GSTI(TM) Composite Index. In addition, changes to the relative weights of the stocks included in the GSTI(TM) Composite Index are made to reflect the applicable outstanding shares and closing prices of all GSTI(TM) Composite Index constituents on the rebalancing date. The changes are implemented after the close of trading on the CBOE on each "effective" date. The effective dates are the third Friday of January and July of every year. The rebalancing date is seven business days prior to (and including) the effective date. CBOE screens stocks for inclusion in the GSTI(TM) Composite Index and determines the component stocks of the GSTI(TM) Composite Index. Public notice of the new component stocks list is disseminated by CBOE at least five trading days prior to the effective date of the rebalancing unless unforeseen circumstances require a shorter period. That public notice is published by CBOE after regular U.S. trading hours. Except for stocks that meet the criteria for "Fast Addition or Deletion" (described immediately below), stocks can only be added to or deleted from the GSTI(TM) Composite Index or any of the GSTI(TM) Sub-Indexes at the time of the semi-annual rebalancing.

Fast Addition or Deletion of Component Stocks

      Stocks may be added to or deleted from the GSTI(TM) Composite Index at a time other than at the semi-annual rebalancings according to the "fast add or delete" rule. All changes to constituent stocks of the GSTI(TM) Composite Index made in accordance with this rule are announced by CBOE at least five trading days prior to the effective date of the fast add or delete unless unforeseen circumstances require a shorter period.

      Any company whose stock starts trading between semi-annual rebalancings is eligible to be fast added to the GSTI(TM) Composite Index if the following criteria are met as determined by the Underlying Index calculator: all the inclusion criteria described above under "-- GSTI(TM) Composite Index Design" are met, except that no minimum turnover ratio is required and the stock must rank in the top quartile of market capitalization of the GSTI(TM) Composite Index based on the previous month-end closing prices. Thereafter, the actual decision to fast add any newly eligible stocks is made at the discretion of the GSTI(TM) Committee.

      If two companies represented in the GSTI(TM) Composite Index merge or if a company represented in the GSTI(TM) Composite Index merges with a company not then included in the GSTI(TM) Composite Index, the merged company remains in the GSTI(TM) Composite Index if it meets all the GSTI(TM) Composite Index inclusion criteria. If the target company is then in the GSTI(TM) Composite Index, it is fast deleted after the close of trading on the CBOE on the date the merger is completed.

      If a GSTI(TM) Composite Index constituent company is acquired by a non-GSTI(TM) Composite Index company, the acquiring company may be added to the GSTI(TM) Composite Index if it meets the inclusion criteria; otherwise the target company will be fast deleted. Any such additions or deletions will be effective after the close on the date the acquisition is completed.

      If a company represented in the GSTI(TM) Composite Index spins-off another company, the parent and the spun-off company (considered individually) will remain in the GSTI(TM) Composite Index if each of them meets the GSTI(TM) Composite Index inclusion criteria. If either the parent or the spun-off company fails to meet the inclusion criteria, it is removed from the GSTI(TM) Composite Index.

      In the event that a company represented in the GSTI(TM) Composite Index files for bankruptcy, its stock is removed from the GSTI(TM) Composite Index effective after the close on the date of the filing or after the close of the next CBOE trading day. In the event that trading in a GSTI(TM) Composite Index constituent stock is suspended for 30 trading days, CBOE will remove that company from the GSTI(TM) Composite Index unless an announcement has been made that the stock will commence trading within the next 10 trading days. Any such removal will be pre-announced and, for purposes of minimizing impact to the GSTI(TM) Composite Index, the stock to be removed will be removed at the value at which it last traded.

                         GSTI(TM) SUB-INDEX MAINTENANCE

      The GSTI(TM) Sub-Indexes (including the GIN Index and the GIP Index) are maintained by CBOE with input from the GSTI(TM) Committee as described below. At each semi-annual rebalancing, CBOE determines changes to the GSTI(TM) Composite Index according to the criteria discussed under "-- GSTI(TM) Composite Index Maintenance" above. Based on this determination, CBOE provides to the GSTI(TM) Committee, after the close of trading on the day after each rebalancing date, a list of all constituent stock changes to the GSTI(TM) Composite Index. Based on this list of changes, the GSTI(TM) Committee determines any changes to the GSTI(TM) Sub-Indexes. The GSTI(TM) Committee also retains discretion to add or delete stocks from the GSTI(TM) Sub-Indexes at each semi-annual rebalancing or to change a stock's industry classification at any time. At the discretion of the GSTI(TM) Committee, a stock may also be removed from a GSTI(TM) Sub-Index due to a lack of industry representation in the relevant GSTI(TM) Sub-Index at any time. The component stocks of any GSTI(TM) Sub-Index are intended to be representative of the industry sector represented by that GSTI(TM) Sub-Index. The GSTI(TM) Committee's decision regarding any changes to any component stocks of any GSTI(TM) Sub-Index is provided to CBOE by Goldman, Sachs & Co. after regular U.S. trading hours and before trading commences on the next trading day after CBOE provides the list of GSTI(TM) Composite Index constituent changes to the GSTI(TM) Committee, as described above. CBOE, in turn, disseminates the information concerning the components of the GSTI(TM) Sub-Indexes to the public at least five days prior to the effective date, unless unforeseen circumstances require a shorter period.

      Additionally, at the semi-annual rebalancing of the GSTI(TM) Composite Index, stocks with GSTI(TM) Sub-Index weights that exceed their cap in the relevant GSTI Sub-Index will be restored to their appropriate capped weight.

      When a stock is "fast added" to the GSTI(TM) Composite Index, the stock may also be added to one or more GSTI(TM) Sub-Indexes. The decision to add that new GSTI(TM) Composite Index stock to any GSTI(TM) Sub-Index is made by the GSTI(TM) Committee. If added to a GSTI(TM) Sub-Index, the stock's weight cannot exceed the appropriate cap for that GSTI(TM) Sub-Index. If a stock is "fast deleted" from the GSTI(TM) Composite Index, it will be removed from all GSTI(TM) Sub-Indexes at the same time.

      In the case of a merger of a GSTI(TM) Sub-Index constituent company, and if the post-merger company is determined by CBOE, in accordance with the rules relating to the GSTI(TM) Indexes, to be eligible to remain in the GSTI(TM) Composite Index, then the GSTI(TM) Committee will decide the GSTI(TM) Sub-Index classification of the merged company. For example, if neither pre-merger entity was in the relevant GSTI(TM) Sub-Index and if the weight of the merged company would exceed the relevant cap for the GSTI(TM) Sub-Index to which it is assigned, the weight of the company will be capped at the time that the merger is completed. All other stocks in the affected GSTI(TM) Sub-Index will remain unchanged until they are adjusted, if required, on the next semi-annual rebalancing date.

                        HISTORICAL CLOSING LEVELS OF THE
                          GIN INDEX AND THE GIP INDEX

      The initial GIN Index value and the initial GIP Index value was set, in each case, at 100 at the close of trading on April 30, 1996. CBOE first calculated and published the GIN Index and the GIP Index in the third quarter of 1996. The tables below set forth the closing levels of the GIN Index and the GIP Index, respectively, for the last two calendar quarters in 1996, for the four calendar quarters in 1997 and 1998, for the first three calendar quarters in 1999 and for the fourth calendar quarter in 1999 through December 9, 1999, all as published by CBOE. We obtained the closing levels listed in the table below from Bloomberg Financial Services, without independent verification.

      Since its inception, the levels of the GIN Index and the GIP Index have experienced significant fluctuations. Any historical upward or downward trend in the closing levels of the GIN Index or the GIP Index during any period shown below is not an indication that the GIN Index or the GIP Index is more or less likely to increase or decrease at any time during the term of your note. You should not take the historical levels of the GIN Index or the GIP Index as an indication of future performance. We cannot give you any assurance that the future performance of the GIN Index, the GIP Index or the Underlying Index, or the Underlying Index stocks, will result in you receiving an amount greater than the outstanding face amount of your note on the stated maturity date.

      On September 17, 1999, the GIN Index and the GIP Index were amended in several respects. These amendments included a revision of the rules of the GSTI(TM) Composite Index and the GSTI(TM) Sub-Indexes to include a supplemental sector and industry classification system developed and maintained by the Goldman Sachs Investment Research department and the reduction of the weight cap of the GSTI(TM) Sub-Indexes, including the GIN Index and the GIP Index, components from 25% to 12.5%. As a result of these amendments, Amazon.com Inc. and EBAY, Inc. were added to the GIN Index effective after the close of trading, September 17, 1999, under the provisions of the rules for fast additions to the GSTI(TM) Composite Index and GSTI(TM) Sub-Indexes. Given these changes, the following historical levels may be even less of an indication of future performance of the GIN Index and the GIP Index.

            QUARTERLY HIGH, LOW AND CLOSING LEVELS OF THE GIN INDEX

                                                               HIGH      LOW      CLOSE
                                                              ------    ------    ------
1996
  Initial GIN Index level on April 30, 1996.................                      100.00
  Quarter ended September 30................................  109.65     80.97    106.30
  Quarter ended December 31.................................  114.23     97.94     99.79
1997
  Quarter ended March 31....................................  114.96     78.73     80.40
  Quarter ended June 30.....................................  108.10     75.41    100.88
  Quarter ended September 30................................  127.36    102.84    113.84
  Quarter ended December 31.................................  122.03     94.57    108.06
1998
  Quarter ended March 31....................................  130.51    102.94    130.12
  Quarter ended June 30.....................................  159.49    126.55    159.49
  Quarter ended September 30................................  184.79    113.53    164.02
  Quarter ended December 31.................................  359.29    125.49    338.74
1999
  Quarter ended March 31....................................  553.20    336.53    553.20
  Quarter ended June 30.....................................  667.22    372.17    495.55
  Quarter ended September 30................................  523.72    360.16    456.28
  Quarter ended December 31
     (through December 9, 1999).............................  703.86    435.85    703.86
  Closing level of the GIN Index on December 9, 1999........                      703.86

            QUARTERLY HIGH, LOW AND CLOSING LEVELS OF THE GIP INDEX

                                                               HIGH      LOW      CLOSE
                                                              ------    ------    ------
1996
  Initial GIP Index level on April 30, 1996.................                      100.00
  Quarter ended September 30................................  108.78     84.54    106.05
  Quarter ended December 31.................................  114.64     99.84    106.43
1997
  Quarter ended March 31....................................  121.98     91.46     93.59
  Quarter ended June 30.....................................  123.52     90.26    121.89
  Quarter ended September 30................................  145.83    123.75    132.92
  Quarter ended December 31.................................  143.33    114.20    120.37
1998
  Quarter ended March 31....................................  150.31    114.45    150.31
  Quarter ended June 30.....................................  175.50    147.17    175.50
  Quarter ended September 30................................  198.17    139.67    139.67
  Quarter ended December 31.................................  212.46    116.32    209.56
1999
  Quarter ended March 31....................................  240.74    206.37    235.49
  Quarter ended June 30.....................................  310.26    230.42    310.26
  Quarter ended September 30................................  333.13    283.91    319.88
  Quarter ended December 31
     (through December 9, 1999).............................  491.22    310.05    486.92
  Closing level of the GIP Index on December 9, 1999........                      486.92

      CBOE has entered into a calculation agency agreement with Goldman, Sachs & Co., pursuant to which it calculates the GIN Index and the GIP Index as described under "-- GSTI(TM) Sub-Index Calculation" above. The offered notes are not sponsored, endorsed, sold or promoted by CBOE. CBOE makes no representation or warranty, express or implied, to any owner of the offered notes or any member of the public regarding the advisability of investing in securities generally or in the offered notes particularly or in the ability of the GIN Index or the GIP Index to track the performance of any market segment. CBOE has no obligation to take the needs of Goldman, Sachs & Co. or any owner of the offered notes into consideration in calculating the GIN Index or the GIP Index. CBOE is not responsible for, and has not participated in the determination of the timing of the sale of the offered notes, prices at which the offered notes are to be sold initially or quantities of the offered notes to be issued or in the determination or application of the equation by which the offered notes are to be converted into cash. CBOE has no obligation or liability in connection with the administration or marketing of the offered notes.

      NONE OF CBOE, THE GOLDMAN SACHS GROUP, INC., GOLDMAN, SACHS & CO. OR ANY OF OUR OTHER AFFILIATES GUARANTEES THE ACCURACY OR COMPLETENESS OF THE GIN INDEX, THE GIP INDEX OR THE UNDERLYING INDEX OR ANY INCLUDED DATA AND NONE OF THEM SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS IN THOSE INDEXES. NONE OF CBOE, THE GOLDMAN SACHS GROUP, INC., GOLDMAN, SACHS & CO. OR ANY OF OUR OTHER AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AND EACH HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE,

WITH RESPECT TO THE GIN INDEX, THE GIP INDEX AND THE UNDERLYING INDEX AND/OR ANY INCLUDED DATA. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, IN NO EVENT SHALL CBOE, THE GOLDMAN SACHS GROUP, INC., GOLDMAN, SACHS & CO. OR ANY OF OUR OTHER AFFILIATES HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, INCLUDING LOST PROFITS, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS BETWEEN CBOE AND GOLDMAN SACHS.

                          USE OF PROCEEDS AND HEDGING

      We will use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the attached prospectus under "Use of Proceeds". We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.

      In anticipation of the sale of the offered notes, we and/or our affiliates entered into hedging transactions involving purchases of some or all of the Underlying Index stocks, options or futures on the GIN Index, the GIP Index or the Underlying Index stocks or other instruments linked to the GIN Index, to the GIP Index or to the Underlying Index stocks on the trade date. From time to time, we and/or our affiliates may enter into additional hedging transactions or unwind those we have entered into. In this regard, we and/or our affiliates may:

- acquire or dispose of Underlying Index stocks or other securities of an Underlying Index stock issuer,
- take short positions in Underlying Index stocks or other securities of an Underlying Index stock issuer -- i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to a purchaser,

- take or dispose of positions in listed and over-the-counter options or futures on the GIN Index, on the GIP Index or on the Underlying Index stocks or other instruments linked to the GIN Index, the GIP Index or the Underlying Index Stocks and/or

- take or dispose of positions in listed or over-the-counter options or other instruments based on indexes designed to track the performance of the GIN Index, the GIP Index, the Underlying Index or other components of the global equity markets.

      We and/or our affiliates may acquire a long or short position in securities similar to the offered notes from time to time and may, in our or their sole discretion, hold or resell those securities.

      We and/or our affiliates may close out our or their hedge on or before the determination date. That step may involve sales or purchases of one or more of the Underlying Index stocks, options or futures on the GIN Index, on the GIP Index or on the Underlying Index stocks or other instruments linked to the GIN Index, the GIP Index or the Underlying Index stocks, or options or other instruments linked to indexes designed to track the performance of the GIN Index, the GIP Index, the Underlying Index or other components of the global equity markets.

   The hedging activity discussed above may adversely affect the market value of your note from time to time. See "Additional Risk Factors Specific to Your Note -- Trading and Other Transactions By Goldman Sachs in Securities Linked to the Underlying Index Stocks May Impair the Value of Your Note" and "-- Our Business Activities May Create Conflicts of Interest Between You and Us" for a discussion of these adverse effects.

                SUPPLEMENTAL DISCUSSION OF UNITED STATES FEDERAL
                            INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the attached prospectus with respect to United States holders. The following section is the opinion of Sullivan & Cromwell, counsel to The Goldman Sachs Group, Inc. Please consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences of owning your note in your particular circumstances.

      Although the applicable United States Treasury regulations do not directly address notes such as your note, your note should be treated as a single debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for your note and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your note (the "comparable yield") and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules will generally have the effect of requiring you to include interest in respect of your note prior to your receipt of cash attributable to such income.

      It is not entirely clear how the rules governing contingent payment obligations provide for determining the maturity date for debt instruments (such as your note) that provide for a call right for purposes of computing the comparable yield and projected payment schedule. It would be reasonable, however, to compute the comparable yield and projected payment schedule for your note (and we intend to make the computation in such a manner) based upon an assumption that your note will remain outstanding until the stated maturity date and that the projected contingent payment will be made at such time.

      The comparable yield and projected payment schedule may be obtained from us by contacting the Goldman Sachs Treasury Administration Department, Debt Administration Group, at 212-902-1000. You are required to use the comparable yield and projected payment schedule determined by us in determining your interest accruals in respect of your note unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

   The comparable yield and projected payment schedule is not provided to you for any purpose other than the determination of your interest accruals in respect of your note, and we make no representation regarding the amount of contingent payments with respect to your note.

      If you purchase your note for an amount that differs from the note's adjusted issue price at the time of the purchase, you must determine the extent to which the difference between the price you paid for your note and its adjusted issue price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and reasonably allocate the difference accordingly. The adjusted issue price of your note will equal your note's original issue price plus any interest deemed to be accrued on your note (under the rules governing contingent payment obligations) as of the time you purchase your note.

      If the adjusted issue price of your note is greater than the price you paid for your note, you must make positive adjustments increasing the amount of interest that you would otherwise accrue and include in income each year, and the amount of ordinary income (or decreasing the amount of ordinary loss) recognized upon redemption or maturity by the amounts allocated to each of interest and projected payment schedule; if the adjusted issue price of your note is less than the price you paid for your note, you must make negative adjustments, decreasing the amount of interest that you must include in income each year, and the amount of ordinary income (or increasing the amount of ordinary loss) recognized upon redemption or maturity by the amounts allocated to each of interest and projected payment schedule. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

      Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of a note in the secondary market, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

      You will recognize gain or loss upon the sale, redemption or maturity of your note in an amount equal to the difference, if any, between the amount of cash you receive at such time and your adjusted basis in your note. In general, your adjusted basis in your note will equal the amount you paid for your note, increased by the amount of interest you previously accrued with respect to your note (in accordance with the comparable yield and the projected payment schedule for your note) and increased or decreased by the amount of any positive or negative adjustment, respectively, that you are required to make if you purchase your note in the secondary market.

      Any gain you recognize upon the sale, redemption or maturity of your note will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your note, and thereafter, capital loss.

                    EMPLOYEE RETIREMENT INCOME SECURITY ACT

      If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan proposing to invest in the offered notes, you should refer to the matters described under "Employee Retirement Income Security Act" in the attached prospectus.

                       SUPPLEMENTAL PLAN OF DISTRIBUTION

      The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this prospectus supplement. Goldman, Sachs & Co. intends to resell the offered notes at the original issue price. In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. For more information about the plan of distribution and possible market-making activities, see "Plan of Distribution" in the attached prospectus.

                        NOTICE TO INVESTORS IN SINGAPORE

      Notes may not be offered or sold, nor may any document or other material in connection with the notes be issued, circulated or distributed, either directly or indirectly, to persons in Singapore other than (i) under circumstances in which the offer or sale does not constitute an offer or sale of the notes to the public in Singapore or (ii) to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent.

------------------------------------------------------
------------------------------------------------------

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell or a solicitation of an offer to buy the securities it describes, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.
                           -------------------------
                               TABLE OF CONTENTS

                                       Page
                                       ----
           Prospectus Supplement
Additional Risk Factors Specific to
Your Note..........................     S-2
Specific Terms of Your Note........    S-12
Hypothetical Returns on Your
  Note.............................    S-18
The Underlying Index...............    S-21
Use of Proceeds and Hedging........    S-31
Supplemental Discussion of United
  States Federal Income Tax
  Consequences.....................    S-32
Employee Retirement Income Security
  Act..............................    S-34
Supplemental Plan of
  Distribution.....................    S-35

                Prospectus

Our Business Principles............       2
Prospectus Summary.................       3
Risk Factors.......................      11
Use of Proceeds....................      28
Pro Forma Consolidated Financial
  Information......................      29
Capitalization.....................      36
Selected Consolidated Financial
  Data.............................      38
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations........      40
Industry and Economic Outlook......      65
Business...........................      68
Management.........................      93
Principal Shareholders.............     106
Certain Relationships and Related
  Transactions.....................     108
Description of Notes We May
  Offer............................     113
United States Taxation.............     143
Employee Retirement Income Security
  Act..............................     154
Validity of the Notes..............     154
Experts............................     154
Available Information..............     155
Index to Consolidated Financial
  Statements.......................     F-1
Plan of Distribution...............     U-1

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                                   $5,000,000

                               THE GOLDMAN SACHS

                                  GROUP, INC.

                      Callable Index-Linked Notes due 2005
 (LINKED TO THE GSTI(TM) INTERNET INDEX AND THE GSTI(TM) MULTIMEDIA TECHNOLOGY
                                     INDEX)

                           -------------------------

                               GOLDMAN SACHS LOGO

                           -------------------------

                              GOLDMAN, SACHS & CO.

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